ANTHONY L.G., PLLC

laura aNTHONy, esq

GEOFFREY ASHBURNE, ESQ*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

PHILIP MAGRI, ESQ.******

STUART REED, ESQ

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

June 23, 2020

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 016, LLC (the “Company”) Offering Statement on Form 1-A (the “Form 1-A”) Filed May 28, 2020 File No. 024-11227

Dear Sir or Madam:

The following is a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Nigel Glenday dated June 22, 2020. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A filed May 28, 2020

General

Comment 1: We note that you intend to file a pre-qualification amendment including the name of the painting, artist, and related information, once you have identified the painting you will acquire. Please file a screenshot of your website, which we consider test-the-waters material, as an exhibit to your pre-qualification amendment.

Response: The Company acknowledges the Staff’s Comment and agrees to file a screenshot of the landing page of the Masterworks website at www.Masterworks.io as an exhibit to a pre-qualification amendment to the Company’s Offering Statement on Form 1-A.

If the Staff has any further comments regarding the offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Katherine Bagley/U.S. Securities and Exchange Commission
Mara Ransom/U.S. Securities and Exchange Commission Craig D. Linder, Esq./Anthony L.G., PLLC
Joshua B. Goldstein/Masterworks 016, LLC

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